SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

15 July, 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. Super-fast Broadband announcement made on 15 July 2008.

NR08-262                                July 15, 2008

BT plans UK's largest ever investment in Super-Fast Broadband

  £1.5 billion programme to give up to 10 million homes access to fibre by 2012

  Plans dependent on regulatory regime and certainty

  Dividend guidance reaffirmed, share buyback suspended from July 31 2008

BT today announced plans to roll out fibre-based, super-fast broadband to as many as 10 million homes by 2012. The £1.5 billion programme will deliver a range of services with top speeds of up to 100 Mb/s with the potential for speeds of more than 1,000 Mb/s in the future.

The investment forms part of BT's wider strategy of delivering next generation broadband services nationwide. The UK already has world leading broadband availability and this investment programme offers the prospect of joining the world super league for broadband speeds as well.

    BT chief executive Ian Livingston said: "Broadband has boosted the UK economy and is now an essential part of our customers' lives. We now want to make a step-change in broadband provision which will offer faster speeds than ever before. This marks the beginning of a new chapter in Britain's broadband story.

    "This is a bold step by BT and we need others to be just as bold. We are keen to partner with people who share our vision for the next phase of the broadband revolution. We want to work with local and regional bodies to decide where and when we should focus the deployment. Our aim is that urban and rural areas alike will benefit from our investment".

A supportive and enduring regulatory environment is essential if this investment is to take place. Given this, BT will be discussing with Ofcom the conditions that would be necessary to enable this programme to progress. These include removing current barriers to investment and making sure that anyone who chooses to invest in fibre can earn a fair rate of return for their shareholders.

  Fibre-based super-fast broadband will give customers enough speed to run multiple bandwidth-hungry applications. So, for example, some members of a family could be watching different high definition movies while others were gaming or working on complex graphics or video projects. The new services will also offer substantially improved "upstream" speeds allowing customers to post videos, use hi-def video conferencing and enjoy interactive hi-def gaming to the full.

  BT already provides fibre to the premises of more than 120,000 businesses, and has deployed more than 10 million kilometres of fibre in the network.

  BT is committed to wholesaling its new services - unlike many other companies and countries - thereby ensuring Britain remains the most competitive broadband market in the world. BT will also be pressing for any other next generation access network in the UK to be open to other companies.

Financial details

  BT plans to invest around £1.5 billion in total on the programme, of which around £1 billion is incremental to BT's existing expenditure plans for fibre deployment.

  BT expects its initial investment in the programme will result in around £100 million of incremental capital expenditure in each of the 2008/09 and 2009/10 financial years, taking the total expected capital expenditure in those years to around £3.2 billion and £3.1 billion, respectively. The remaining incremental spend of £800 million will be spread over the following three financial years.

  Given the strategic priority of this planned investment, the Board has decided it would be appropriate to suspend the current share buyback programme with effect from July 31, 2008. By that date BT will have returned in excess of £1.8 billion of the planned £2.5 billion buyback programme.

The Board of BT remains committed to the dividend and expects to grow dividends per share in the 2008/09 financial year.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site:  http://www.bt.com/newscentre

Questions and Answers

What will be delivered? Fibre-to-the-premise (FTTP) or fibre-to-the-cabinet (FTTC)?

We will deliver both though the exact split will be driven by the interest shown by government and regional and local authorities. FTTP deployment will be focused primarily on new build sites such as Ebbsfleet and the Olympic Village whilst FTTC will be more prevalent elsewhere.

What speeds will be delivered and where?

FTTP will deliver headline speeds of up to 100Mb whilst FTTC will initially deliver speeds of up to 40Mb though we are investigating technologies that can increase those speeds to more than 60Mb. In addition to the new fibre-based services, copper-based ADSL2+ will deliver nationwide speeds of up to 24Mb. Recent tests show the majority of ADSL2+ customers should enjoy speeds of around 10Mb or above with many getting substantially higher speeds. The technology is also improving all the time.

Which areas will benefit first from this investment?

BT will work with Government and regional and local authorities on the roll out plans. They can help ensure there is demand for fibre and so we look forward to working with them to ensure our roll-out is demand-driven. Our aim is that both urban and rural areas will be able to benefit.

Will fibre only be available in large cities as has happened in other countries?

No. Our aim is that fibre will be widely available and not just in the major cities - unlike in some countries. Its precise deployment will depend on the engagement of government and regional and local authorities but there is no reason why it should not be available in a variety of environments.

Will the UK be in a stronger position after this deployment?

Yes. This plan will deliver some of the fastest speeds in the world to a far larger percentage of the population than in some other countries where fibre services are largely confined to major cities.

What will happen to those parts of the UK who won't have access to fibre?

Those areas will have access to copper-based ADSL2+, a service offering speeds of up to 24Mb. This will be sufficient for services such as Hi-Definition TV. BT will roll out fibre beyond this plan if there is sufficient demand and it can make an adequate return on its investment.

If ADSL2+ offers sufficient speed to enjoy new services, why invest in fibre?

Copper-based ADSL2+ will offer sufficient speed for services including HDTV but fibre will allow people to enjoy several such services simultaneously. It is important everyone is bold in ensuring there is sufficient capacity for future services and our plans will ensure this.

Is this investment dependent on Ofcom creating a new regulatory framework?

Yes. The right regulatory environment is vital for anyone seeking to invest. The funds required are extremely large and companies need confidence that risk-taking can be appropriately rewarded.

Will BT exclude other companies in the way companies have in other countries?

No. BT is totally committed to a wholesale market and so will make its services available on an equivalent basis to all communications providers.

Does BT believe that other next generation networks should also be open?

Yes. BT's firm belief is that all next generation networks in the UK should be open as this approach will boost competition and consumers and businesses will benefit.

What are BT's plans post this investment?

BT will review its plans on a constant basis. If there is adequate demand and interest for fibre-based broadband and BT can make an adequate return, the plans would be extended.

Will fibre-based services be more expensive?

It is likely they will be at the wholesale level but the prices that consumers and businesses will pay will be determined by the market and not just BT.

Are "next generation broadband" and "super-fast broadband" the same thing?

No. "Next generation broadband" refers to the family of new services that BT will offer. These include fibre-based "super-fast" services - such as FTTP and FTTC - as well as advanced copper-based fast services such as ADSL2+.

Is this a good time to invest given the current "credit crunch"?

It is important that we invest for the long-term. This is a bold step that will ensure businesses and consumers have all the speed they require in the foreseeable future.

Are you taking action to reduce the congestion caused by services such as the BBC's iPlayer?

Yes. BT has made it much cheaper for companies to buy extra capacity on the "backhaul" pipes that link exchanges to the core network. This move should ensure Internet congestion is minimised. BT will also invest significant funds in improving core network capacity. Both measures should ensure customers on BT's network will enjoy a higher quality of service than those on cable networks where contention and internet congestion has been more of an issue.

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2008, BT Group plc's revenue was £20,704 million with profit before taxation and specific items of £2,506 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit  www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.

Date 15 July, 2008